Exhibit 19.1

Capstone Holding Corp.

POLICY ON INSIDER TRADING

This Insider Trading Policy (“Policy”) sets forth the policies of Capstone Holding Corp. (the “Company”) on trading and causing the trading of securities while in possession of confidential information.

Purpose

The Board of Directors of the Company has adopted this Policy to provide guidance to the Company’s directors, officers, and employees about trading in the Company’s securities and the securities of any publicly traded companies with whom the Company has a business relationship.

This Policy is designed to (i) promote compliance with applicable securities laws in order to preserve the Company’s reputation for integrity and ethical conduct, (ii) provide guidelines for transactions in the securities of the Company, and (iii) provide guidelines for the handling of confidential information about the Company and any companies with which the Company does business.

Scope

The policy applies to the following “Covered Persons”: (i) all directors of the Company; and (ii) all officers of the Company and its subsidiaries.

Sections 1 through 3 and Section 5 apply to the following “Associated Person(s)”: members of your immediate family and persons sharing your household; it also covers venture capital funds and other entities (such as partnerships, trusts and corporations) that are affiliated or associated with such person(s). Affiliated means directly or indirectly controlled or controlled by, or under common control with, such person(s). Associated means (1) a corporation or organization (other than the Company or a majority-owned subsidiary of the Company) of which such person(s) is an officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities or (2) any trust in which such person(s) has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity.

1.	The Basic Policy—No Trading or Causing Trading While in Possession of Material Non-Public Information

(a) No person associated with the Company may purchase or sell any security, whether or not issued by the Company, while in possession of material non-public information concerning the security. (The terms “material” and non-public” are defined in Section 2 below.)

(b) No person associated with the Company who knows of material non-public information may communicate that information to any other person if he or she has reason to believe that the information may be improperly used in connection with securities trading.

(c) Covered Persons and Associated Persons must “preclear” all trading in securities of the Company in accordance with the procedures set forth in Section 4 below.

(d) This Policy applies to all transactions in the Company’s equity securities, including common stock and any other type of securities that the Company may issue, such as preferred stock, notes, bonds, convertible debentures and warrants, and exchange-traded options (including puts and calls) and other derivative securities. This Policy applies to sales, purchases, gifts, exchanges, pledges, options, hedges, puts, calls and short sales.

(e) This Policy does not apply to a surrender of shares to the Company or the retention and withholding from delivery to the applicable officer, director or employee of shares by the Company (i.e., a so-called “net settlement”) upon vesting of restricted stock in satisfaction of any tax withholding obligations in a manner permitted by the applicable equity award agreement or the Company plan pursuant to which the restricted stock was granted.

2.	The Law Against “Insider Trading”

One of the principal purposes of the federal securities laws is to prohibit so-called insider trading. In recent years this has become a major focus of the enforcement program of the Securities and Exchange Commission and of criminal prosecutions brought by United States Attorneys.

(a)	Application to Non-Insiders and to Securities Other Than Securities of the Company

Prohibitions against “insider trading” apply to trades, tips, and recommendations by any person—including all persons associated with the Company —if the information involved is “material” and “non-public.” Thus, for example, the prohibitions would apply if you trade on the basis of material non-public information you obtain regarding the Company, its borrowers, customers, suppliers, or other corporations with which the Company has contractual relationships or may be negotiating transactions. For compliance purposes, you should never trade, tip, or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and non-public unless you first consult with, and obtain the advance approval of, the Company’s Chief Compliance Officer (the “Compliance Officer”). The current Compliance Officer referred to herein is the Ed Schultz of the Company.

(b)	Materiality

Insider trading restrictions come into play if the information you possess is “material.” Materiality, however, involves a low threshold.

Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision. Information dealing with the following subjects is reasonably likely to be found material in particular situations:

●	Significant changes in the Company’s prospects;

●	Significant write-downs in assets or increases in reserves;

●	Developments regarding significant litigation or government agency investigations;

●	Liquidity problems;

●	Changes in earnings estimates or unusual gains or losses in major operation;

●	Major changes in management;

●	Changes in dividends;

●	Extraordinary borrowings;

●	Award or loss of a significant contract;

●	Changes in debt ratings;

●	Proposals, plans, or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;

●	Public offerings; and

●	Pending statistical reports (e.g., consumer price index, money supply and retail figures, or interest rate developments).

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition, or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is small. When in doubt about whether particular non-public information is material, exercise caution. Consult the Compliance Officer before making a decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

(c)	Non-Public Information

Insider trading prohibitions come into play when you possess information that is material and “non-public.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally. Even after public disclosure of information regarding the Company, you must wait two full business days for the information to be absorbed by public investors before you can treat the information as public.

Non-public information may include:

●	Information available to a select group of analysts or brokers or institutional investors;

●	Undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

●	Information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (two full business days).

As with questions of materiality, when in doubt about whether information is non-public, call the designated Compliance Officer or assume that the information is “non-public” and, therefore, treat it as confidential.

3.	Severe Penalties for Violating Insider Trading Laws

Penalties for trading on or communicating material non-public information are severe, both for individuals involved in such unlawful conduct and their employers and supervisors. A person who violates the insider trading laws can be sentenced to a substantial jail term and required to pay a penalty of several times the amount of profits gained or losses avoided.

Moreover, Congress has passed insider trading legislation that, in a significant departure from prior law, explicitly empowers the Securities and Exchange Commission to seek substantial penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation.” Such persons may be held liable for up to the greater of $1 million or three times the amount of the profit gained or loss avoided. Thus, even for violations that result in a small or no profit, the Securities and Exchange Commission can seek a minimum of $1 million from the Company and various management and supervisory personnel.

Given the severity of the potential penalties, compliance with the policies set forth in Section 1 of this Statement is absolutely mandatory, and noncompliance is a ground for dismissal. Exceptions to these policies, if any, may only be granted by the Compliance Officer and must be provided before any activity contrary to the above policies takes place.

4.	Preclearance of Securities Transactions

Because Covered Persons are likely to obtain material non-public information on a regular basis, the Company requires all such persons to preclear all purchases and sales of the Company’s securities in accordance with the following procedures:

(a)	Subject to the exemption in part “(d)” below, no Covered Person may, directly or indirectly, purchase or sell any security issued by the Company without first obtaining prior approval from the Compliance Officer. These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children, and to transactions by entities over which such person exercises control.

(b)	The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading two business days following the day on which it was granted.

(c)	Requests are most likely to be approved for trading that is to occur in the following “window periods”:

(i) Commencing at the close of trading on the second full business day following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until the eleventh business day of the third month of the next fiscal quarter. For example, if public disclosure occurs on Monday, May 14th, trading requests would likely be approved from Thursday, May 17th through Thursday, June 14th; or

(ii) Following the wide dissemination of information on the status of the Company and current results.

(d)	Preclearance is not required for purchases and sales of securities under a preexisting written plan, contract, instruction, or arrangement that is adopted pursuant to Securities and Exchange Commission Rule 10b5-1(c) (17 C.F.R. § 240.10b5-1(c)) and approved in writing by the Compliance Officer or such other person as the Board of Directors may designate from time to time (the “Authorizing Officer”). Generally, Rule 10b5-1(c) trading plans are developed in consultation with individual counsel and not the responsibility of the Compliance Officer. For more information about Rule 10b5-1 trading plans, see Section 5 below.

5.	Rule 10B5-1 Trading Plans, Section 16 and Rule 144

A.	Rule 10b5-1 Trading Plans

(1) Overview.

Rule 10b5-1 will protect directors, officers and employees from insider trading liability under Rule 10b5-1 for transactions under a previously established contract, plan or instruction to trade in the Company’s stock (a “Trading Plan”) entered into in good faith and in accordance with the terms of Rule 10b5-1 and all applicable state laws and will be exempt from the trading restrictions set forth in this Policy. The initiation of, and any modification to, any such Trading Plan will be deemed to be a transaction in the Company’s securities, and such initiation or modification is subject to all limitations and prohibitions relating to transactions in the Company’s securities. Each such Trading Plan, and any modification thereof, must be submitted to and pre-approved by the Compliance Officer, or such other Authorizing Officer, who may impose such conditions on the implementation and operation of the Trading Plan as the Authorizing Officer deems necessary or advisable. However, compliance of the Trading Plan to the terms of Rule 10b5-1 and the execution of transactions pursuant to the Trading Plan are the sole responsibility of the person initiating the Trading Plan, not the Company or the Authorizing Officer.

Trading Plans do not exempt individuals from complying with Section 16 short swing profit rules or liability.

Rule 10b5-1 presents an opportunity for insiders to establish arrangements to sell (or purchase) Company stock without the restrictions of trading windows and black-out periods, even when there is undisclosed material information. A Trading Plan may also help reduce negative publicity that may result when key executives sell the Company’s stock. Rule 10b5-1 only provides an “affirmative defense” in the event there is an insider trading lawsuit. It does not prevent someone from bringing a lawsuit.

A director, officer or employee may enter into a Trading Plan only when he or she is not in possession of material, non-public information, and only during a trading window period outside of the trading black-out period. Although transactions effected under a Trading Plan will not require further pre-clearance at the time of the trade, any transaction (including the quantity and price) made pursuant to a Trading Plan of a Section 16 reporting person must be reported to the Company promptly on the day of each trade to permit the Company’s Securities Counsel to assist in the preparation and filing of a required Form 4. Such reporting may be oral or in writing (including by e-mail) and should include the identity of the reporting person, the type of transaction, the date of the transaction, the number of shares involved and the purchase or sale price. However, the ultimate responsibility, and liability, for timely filing remains with the Section 16 reporting person.

The Company reserves the right from time to time to suspend, discontinue or otherwise prohibit any transaction in the Company’s securities, even pursuant to a previously approved Trading Plan, if the Authorizing Officer or the Board of Directors, in its discretion, determines that such suspension, discontinuation or other prohibition is in the best interests of the Company. Any Trading Plan submitted for approval hereunder should explicitly acknowledge the Company’s right to prohibit transactions in the Company’s securities. Failure to discontinue purchases and sales as directed shall constitute a violation of the terms of this Section 5 and result in a loss of the exemption set forth herein.

Officers, directors and employees may adopt Trading Plans with brokers that outline a pre-set plan for trading of the Company’s stock, including the exercise of options. Trades pursuant to a Trading Plan generally may occur at any time. However, the Company requires a cooling-off period of 30 days between the establishment of a Trading Plan and commencement of any transactions under such plan. An individual may adopt more than one Trading Plan. Please review the following description of how a Trading Plan works.

Pursuant to Rule 10b5-1, an individual’s purchase or sale of securities will not be “on the basis of” material, non-public information if:

●	First, before becoming aware of the information, the individual enters into a binding contract to purchase or sell the securities, provides instructions to another person to sell the securities or adopts a written plan for trading the securities (i.e., the Trading Plan).

●	Second, the Trading Plan must either:

●	specify the amount of securities to be purchased or sold, the price at which the securities are to be purchased or sold and the date on which the securities are to be purchased or sold;

●	include a written formula or computer program for determining the amount, price and date of the transactions; or

●	prohibit the individual from exercising any subsequent influence over the purchase or sale of the Company’s stock under the Trading Plan in question.

●	Third, the purchase or sale must occur pursuant to the Trading Plan and the individual must not enter into a corresponding hedging transaction or alter or deviate from the Trading Plan.

(2)	Revocation of and Amendments to Trading Plans

Revocation of Trading Plans should occur only in unusual circumstances. Effectiveness of any revocation or amendment of a Trading Plan will be subject to the prior review and approval of the Authorizing Officer. Revocation is effected upon written notice to the broker. Once a Trading Plan has been revoked, the participant should wait at least 30 days before trading outside of a Trading Plan and 180 days before establishing a new Trading Plan.

A person acting in good faith may amend a prior Trading Plan so long as such amendments are made outside of a quarterly trading black-out period and at a time when the Trading Plan participant does not possess material, non-public information. Plan amendments must not take effect for at least 30 days after the plan amendments are made.

Under certain circumstances, a Trading Plan must be revoked. This may include circumstances such as the announcement of a merger or the occurrence of an event that would cause the transaction either to violate the law or to have an adverse effect on the Company. The Authorizing Officer is authorized to notify the broker in such circumstances, thereby insulating the insider in the event of revocation.

(3)	Discretionary Plans

Although non-discretionary Trading Plans are preferred, discretionary Trading Plans, where the discretion or control over trading is transferred to a broker, are permitted if pre-approved by the Authorizing Officer.

The Authorizing Officer of the Company must pre-approve any Trading Plan, arrangement or trading instructions, etc., involving potential sales or purchases of the Company’s stock or option exercises, including but not limited to, blind trusts, discretionary accounts with banks or brokers, or limit orders. The actual transactions effected pursuant to a pre-approved Trading Plan will not be subject to further pre-clearance for transactions in the Company’s stock once the Trading Plan or other arrangement has been pre-approved.

(4)	Reporting (if Required)

If required, an SEC Form 144 will be filled out and filed by the individual/brokerage firm in accordance with the existing rules regarding Form 144 filings. A footnote at the bottom of the Form 144 should indicate that the trades “are in accordance with a Trading Plan that complies with Rule 10b5-1 and expires _____.” For Section 16 reporting persons, Form 4s should be filed before the end of the second business day following the date that the broker, dealer or plan administrator informs the individual that a transaction was executed, provided that the date of such notification is not later than the third business day following the trade date. A similar footnote should be placed at the bottom of the Form 4 as outlined above.

(5)	Options

Exercises of options for cash may be executed at any time. “Cashless exercise” option exercises through a broker are subject to trading windows. However, the Company will permit same day sales under Trading Plans. If a broker is required to execute a cashless exercise in accordance with a Trading Plan, then the Company must have exercise forms attached to the Trading Plan that are signed, undated and with the number of shares to be exercised left blank.

Once a broker determines that the time is right to exercise the option and dispose of the shares in accordance with the Trading Plan, the broker will notify the Company in writing and the Authorizing Officer will fill in the number of shares and the date of exercise on the previously signed exercise form. The insider should not be involved with this part of the exercise.

(6)	Trades Outside of a Trading Plan

During an open trading window, trades differing from Trading Plan instructions that are already in place are allowed as long as the Trading Plan continues to be followed.

(7)	Public Announcements

The Company may make a public announcement that Trading Plans are being implemented in accordance with Rule 10b5-1. It will consider in each case whether a public announcement of a particular Trading Plan should be made. It may also make public announcements or respond to inquiries from the media as transactions are made under a Trading Plan.

(8)	Prohibited Transactions

The transactions prohibited under Section V of this Policy, including among others short sales and hedging transactions, may not be carried out through a Trading Plan or other arrangement or trading instruction involving potential sales or purchases of the Company’s securities.

(9)	Limitation on Liability

None of the Company, the Compliance Officer, the Authorizing Officer or the Company’s other employees will have any liability for any delay in reviewing, or refusal of, a Trading Plan submitted pursuant to this Section 5 or a request for pre-clearance submitted pursuant to Section 5 of this Policy. Notwithstanding any review of a Trading Plan pursuant to this Section 5 or pre-clearance of a transaction pursuant to Section 5 of this Policy, none of the Company, the Compliance Officer, the Authorizing Officer or the Company’s other employees assumes any liability for the legality or consequences of such Trading Plan or transaction to the person engaging in or adopting such Trading Plan or transaction.

B.	Section 16: Insider Reporting Requirements, Short-Swing Profits and Short Sales

(1) Reporting Obligations Under Section 16(a): SEC Forms 3, 4 and 5

Section 16(a) of the 1934 Act generally requires all officers, directors and 10% stockholders (“insiders”), within 10 days after the insider becomes an officer, director or 10% stockholder, to file with the SEC an “Initial Statement of Beneficial Ownership of Securities” on SEC Form 3 listing the amount of the Company’s stock, options and warrants which the insider beneficially owns. Following the initial filing on SEC Form 3, changes in beneficial ownership of the Company’s stock, options and warrants must be reported on SEC Form 4, generally within two business days after the date on which such change occurs, or in certain cases on Form 5, within 45 days after fiscal year end. A Form 4 must be filed even if, as a result of balancing transactions, there has been no net change in holdings. In certain situations, purchases or sales of Company stock made within six months prior to the filing of a Form 3 must be reported on Form 4. Similarly, certain purchases or sales of Company stock made within six months after an officer or director ceases to be an insider must be reported on Form 4.

(2) Recovery of Profits Under Section 16(b)

For the purpose of preventing the unfair use of information which may have been obtained by an insider, any profits realized by any officer, director or 10% stockholder from any “purchase” and “sale” of Company stock during a six-month period, so called “short-swing profits,” may be recovered by the Company. When such a purchase and sale occurs, good faith is no defense. The insider is liable even if compelled to sell for personal reasons, and even if the sale takes place after full disclosure and without the use of any inside information.

The liability of an insider under Section 16(b) of the 1934 Act is only to the Company itself. The Company, however, cannot waive its right to short swing profits, and any Company stockholder can bring suit in the name of the Company. Reports of ownership filed with the SEC on Form 3, Form 4 or Form 5 pursuant to Section 16(a) (discussed above) are readily available to the public, and certain attorneys carefully monitor these reports for potential Section 16(b) violations. In addition, liabilities under Section 16(b) may require separate disclosure in the Company’s annual report to the SEC on Form 10-K or its proxy statement for its annual meeting of stockholders. No suit may be brought more than two years after the date the profit was realized. However, if the insider fails to file a report of the transaction under Section 16(a), as required, the two-year limitation period does not begin to run until after the transactions giving rise to the profit have been disclosed. Failure to report transactions and late filing of reports require separate disclosure in the Company’s proxy statement.

Officers and directors should consult the attached “Short-Swing Profit Rule Section 16(b) Checklist” attached hereto as “Attachment A” in addition to consulting the Compliance Officer prior to engaging in any transactions involving the Company’s securities, including without limitation, the Company’s stock, options or warrants.

(3) Short Sales Prohibited Under Section 16(c)

Section 16(c) of the 1934 Act prohibits insiders absolutely from making short sales of the Company’s equity securities. Short sales include sales of stock which the insider does not own at the time of sale, or sales of stock against which the insider does not deliver the shares within 20 days after the sale. Under certain circumstances, the purchase or sale of put or call options, or the writing of such options, can result in a violation of Section 16(c). Insiders violating Section 16(c) face criminal liability.

The Compliance Officer should be consulted if you have any questions regarding reporting obligations, short-swing profits or short sales under Section 16.

C.	Rule 144

Rule 144 provides a safe harbor exemption to the registration requirements of the Securities Act of 1933, as amended, for certain resales of “restricted securities” and “control securities.” “Restricted securities” are securities acquired from an issuer, or an affiliate of an issuer, in a transaction or chain of transactions not involving a public offering. “Control securities” are any securities owned by directors, executive officers or other “affiliates” of the issuer, including stock purchased in the open market and stock received upon exercise of stock options. Sales of Company restricted and control securities must comply with the requirements of Rule 144, which are summarized below:

●	Holding Period. Restricted securities must be held for at least six months before they may be sold in the market.

●	Current Public Information. The Company must have filed all SEC-required reports during the last 12 months or such shorter period that the Company was required to file such reports.

●	Volume Limitations. For affiliates, total sales of Company common stock for any three-month period may not exceed the greater of: (i) 1% of the total number of outstanding shares of Company common stock, as reflected in the most recent report or statement published by the Company, or (ii) the average weekly reported volume of such shares traded during the four calendar weeks preceding the filing of the requisite Form 144.

●	Method of Sale. For affiliates, the shares must be sold either in a “broker’s transaction” or in a transaction directly with a “market maker.” A “broker’s transaction” is one in which the broker does no more than execute the sale order and receive the usual and customary commission. Neither the broker nor the selling person can solicit or arrange for the sale order. In addition, the selling person or Board member must not pay any fee or commission other than to the broker. A “market maker” includes a specialist permitted to act as a dealer, a dealer acting in the position of a block positioner, and a dealer who holds himself out as being willing to buy and sell Company common stock for his own account on a regular and continuous basis.

●	Notice of Proposed Sale. For affiliates, a notice of the sale (a Form 144) may be required to be filed with the SEC at the time of the sale. Brokers generally have internal procedures for executing sales under Rule 144 and will assist you in completing the Form 144 and in complying with the other requirements of Rule 144.

If you are subject to Rule 144, you must instruct your broker who handles trades in Company securities to follow the brokerage firm’s Rule 144 compliance procedures in connection with all trades.

6.	Prohibited Activities

(a) Prohibitions. Except for limited exceptions described below, the following activities are prohibited under this Policy:

(i) No Covered Person may purchase, sell, transfer or effectuate any other transaction in Company securities while in possession of material nonpublic information concerning the Company or its securities. This prohibition includes sales of shares received upon exercise of stock options or upon vesting of Restricted Stock Units and Awards.

(ii) No Covered Person may “tip” or disclose material nonpublic information concerning the Company or its securities to any outside person (including family members, affiliates, analysts, investors, members of the investment community and news media). Should a Covered Person inadvertently disclose such information to an outsider, the Covered Person must promptly inform the Compliance Officer regarding this disclosure. The Company will take steps necessary to preserve the confidentiality of the information, including requiring the outsider to agree in writing to comply with the terms of this Policy and/or sign a confidentiality agreement.

(iii) No Covered Person may purchase Company securities on margin, hold Company securities in a margin account, or otherwise pledge Company securities as collateral for a loan because, in the event of a margin call or default on the loan, the broker or lender could sell the shares at a time when the Covered Person is in possession of material nonpublic information, resulting in liability for insider trading. In addition, pledging of securities by Covered Persons, including margin arrangements, can be perceived to undermine the alignment of their interests and incentives with the long-term interests of other stockholders.

(iv) Short-term and speculative trading in Company securities, as well as hedging and other derivative transactions involving Company securities, can create the appearance of impropriety and may become the subject of an SEC investigation, particularly if the trading occurs before a major Company announcement or is followed by unusual activity or price changes in the Company’s stock. These types of transactions can also result in inadvertent violations of insider trading laws and/or liability for short-swing profits under Section 16(b) of the Securities Exchange Act of 1934.1 Therefore, it is the Company’s policy to prohibit the following activities, even if you are not in possession of material nonpublic information:

1.	No Covered Person may trade in any interest or position relating to the future price of Company securities, such as put or call options or other derivatives, or short sale of Company securities.

2.	No Covered Person may hedge Company securities. A “hedge” is a transaction designed to offset or reduce the risk of a decline in the market value of an equity security, and can include, but is not limited to, prepaid variable forward contracts, equity swaps, collars, and exchange funds.

3.	Covered Persons may not trade in securities of the Company on an active basis, including short term speculation.

(v) No Covered Person may trade in securities of another company if the Covered Person is in possession of material nonpublic information about that other company which the Covered Person learned in the course of their work for the Company.

(vi) “Quiet” Periods. The Company’s announcement of its quarterly financial results has the potential to have a material effect on the market for the Company’s securities. Therefore, to avoid even the appearance of trading on the basis of material non-public information, Covered Persons who are subject to the pre-clearance procedure set forth above may not, except as expressly permitted under this Policy, carry out any transaction in the Company’s securities during the period beginning on the 15th day of the last month of each quarter (March, June, September, December) and ending on the third business day following the release of the Company’s earnings for that quarter.

(vii) Event-Specific Quiet Periods. The Company reserves the right to close any open window period at any time if the Compliance Officer, or his or her designee, determines, in his or her sole discretion, that there may be material non-public information with respect to the Company. If the Company closes an open window, it will not pre - clear any transaction that is not expressly permitted by this Policy during the period that such open window is closed.

The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, Current Report on Form 8-K, or other means designed to achieve widespread dissemination of the information. Covered Persons should anticipate that trading will be prohibited while the Company is in the process of assembling the information to be released and until the information has been released and absorbed by the market.

From time to time, an event may occur that is material to the Company and is known by only a few directors, executives, or other employees. So long as the event remains material and non-public, the persons who are aware of the event, as well as all Designated Persons, may not trade in the Company’s securities.

The existence of an event-specific quiet period will not be announced, other than to those who are aware of the event giving rise to the quiet period. If, however, a person whose trades are subject to the pre-clearance requirements set forth above desires to effect a transaction during an event-specific quiet period, the Compliance Officer may refuse to grant permission to carry out the transaction and will have no obligation to disclose to the person the reason for the refusal or the reason for the event-specific quiet period. Any person who becomes aware of the existence of an event-specific quiet period shall not disclose the existence of the quiet period to any other person. The failure of the Compliance Officer to inform a person that they are subject to an event-specific quiet period will not relieve that person of the obligation not to trade while aware of material non - public information.

(b) Exceptions to Prohibited Activities. Prohibitions in trading securities under this Policy do not include:

(i) The exercise of vested employee stock options where no Company stock is sold to fund the option exercise.1

(ii) The receipt of Company stock upon vesting of Restricted Stock Units and Awards, as well as the withholding of Company stock by the Company in payment of tax obligations.

[1]	While vested employee stock options may be exercised at any time under this Policy, the sale of any stock acquired through such exercise is subject to this Policy.

(iii) Company securities purchased or sold under a Company authorized Rule 10b5-1 Trading Plan (see Section 4(d) above).

(iv) Transfers of Company stock by a Covered Person into a trust for which the Covered Person is a trustee, or from the trust back into the name of the Covered Person.

7.	Blackout Periods Applicable to Covered Persons

(a) No Trading During Blackout Periods. No Covered Person may trade or effectuate any other transactions in Company securities during regular blackout periods or during any special blackout periods designated by the Compliance Officer (except for the limited exceptions described in Section 5(b) above). Remember that even during an open trading window, you may not trade in Company securities if you are in possession of material nonpublic information concerning the Company or its securities.

(b) Regular Blackout Periods Defined. Subject to obtaining trading pre-approval from the Compliance Officer, Covered Persons may not trade in Company securities during the period beginning on the 15th day of the last month of each quarter (March, June, September, December) and ending on the third business day following the release of the Company’s earnings for that quarter. To provide clarity, the Compliance Officer will notify Covered Persons, in advance of each quarter end, of the date on which the blackout period begins and ends. Trades made pursuant to an approved 10b5-1 Trading Plan (see Section 4(d) above) are exempted from this restriction.

(c) Special Blackout Periods. From time to time, the Compliance Officer may determine that trading in Company securities is inappropriate during an otherwise open trading window due to the existence of material nonpublic information. Accordingly, the Compliance Officer may prohibit trading at any time by announcing a special blackout period. The Compliance Officer will provide notice of any modification of the trading blackout policy or any additional prohibition on trading during the period when trading is otherwise permitted under this Policy. The existence of a special blackout period should be considered confidential information and Covered Persons are prohibited from communicating the existence of a special blackout period to anyone who is not a Covered Person.

(d) Hardship Trading Exceptions. The Compliance Officer may, on a case-by-case basis, authorize trading in Company securities during a trading blackout period due to financial or other hardship. Any person wanting to rely on this exception must first notify the Compliance Officer in writing of the circumstance of the hardship and the amount and nature of the proposed trade. Such person will also be required to certify to the Compliance Officer in writing no earlier than two business days prior to the proposed trade that he or she is not in possession of material nonpublic information concerning the Company or its securities. Upon authorization from the Compliance Officer, the person may trade, although such person will be responsible for ensuring that any such trade complies in all other respects with this Policy.

8.	Inquiries

If you have any questions regarding any of the provisions of this Policy, please contact the Compliance Officer at <e.schultz@instoneco.com>.

9.	Acknowledgment and Certification

The undersigned does hereby acknowledge receipt of the Company’s Policy On Insider Trading regarding trading on material non-public information. The undersigned has read and understands (or has had explained to them by someone who understands) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of non-public information. The undersigned understands that if the undersigned is a Covered Person, the entire policy applies to them. The undersigned understands that if the undersigned is not a Covered Person, Sections 1 through 3 and Section 5 applies to them.

(Signature)

(Please print name)	Title/Relationship to the Company

Date:

ATTACHMENT A

SHORT-SWING PROFIT RULE SECTION 16(B) CHECKLIST

Note: ANY combination of PURCHASE AND SALE or SALE AND PURCHASE within six months of each other by an officer, director or 10% stockholder (or any family member living in the same household or certain affiliated entities) results in a violation of Section 16(b), and the “profit” must be recovered Capstone Holding Corp. (the “Company”). It makes no difference how long the shares being sold have been held or, for officers and directors, that you were an insider for only one of the two matching transactions. The highest priced sale will be matched with the lowest priced purchase within the six-month period.

Sales

If a sale is to be made by an officer, director or 10% stockholder (or any family member living in the same household or certain affiliated entities):

1.	Have there been any purchases by the insider (or family members living in the same household or certain affiliated entities) within the past six months?

2.	Have there been any option grants or exercises not exempt under Rule 16b-3 within the past six months?

3.	Are any purchases (or non-exempt option exercises) anticipated or required within the next six months?

4.	Has a Form 4 been prepared?

Note: If a sale is to be made by an affiliate of the Company, has a Form 144 been prepared and has the broker been reminded to sell pursuant to Rule 144?

Purchases and Option Exercises

If a purchase or option exercise for Company stock is to be made:

1.	Have there been any sales by the insider (or family members living in the same household or certain affiliated entities) within the past six months?

2.	Are any sales anticipated or required within the next six months (such as tax- related or year-end transactions)?

3.	Has a Form 4 been prepared?

Before proceeding with a purchase or sale, consider whether you are aware of material, non-public information which could affect the price of the Company stock. All transactions in the Company’s securities by officers and directors must be pre-cleared by contacting the Company’s Compliance Officer.